EXHIBIT 3.1.3

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

 PUROFLOW INCORPORATED

            Puroflow Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

            DOES HEREBY CERTIFY:

            FIRST:  That the Board of Directors of the Corporation at a duly called meeting, duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and proposing that said amendment be considered by the stockholders of the Corporation.  The resolution setting forth the proposed amendment is as follows:

            RESOLVED, that the Board of Directors declares that it is advisable to amend Article FOURTH of the Certificate of Incorporation of the Corporation as follows:

"FOURTH:  This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock."  The total number of shares of Common Stock this Corporation is authorized to issue is 12,000,000, par value $.15 per share, and the total number of shares of Preferred Stock this Corporation is authorized to issue is 500,000 shares of the Preferred Stock, par value $.10 per share, with the Board of Directors being hereby authorized to fix or alter the rights, preferences, privileges and restriction granted to or imposed upon any series of such Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them.  The Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they has prior to this adoption of the resolution originally fixing the number of shares of such series.

As of October 8, 2001 (the "Effective Date"), each share of Common Stock, par value $.01 per shares, of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Date (the "Old Common Stock") shall automatically be reclassified and continued (the "Reverse Split"), without any action on the part of the holder thereof, as one-fifteenth of one share of Common Stock.  The Corporation shall not issue fractional shares on account of the Reverse Split.  Holders of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split, shall receive, upon surrender of the stock certificates formerly representing shares of the Old Common Stock, in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to then market value of such fractional interest.  Such market value will be determined by calculating the average closing price of the Common Stock as quoted on the OTC Bulletin Board for the ten business days prior to the Effective Date.  No interest shall be payable on the Cash-in-Lieu Amount."

            SECOND:  That thereafter, the stockholders of the Corporation, at a duly called meeting of the stockholders, voted in favor of the amendment.

            THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

            IN WITNESS WHEREOF, Puroflow Incorporated has caused this Certificate to be signed by Michael H. Figoff, its President and Chief Executive Officer, this 25th day of September, 2001.

PUROFLOW INCORPORATED

By:       /s/ Michael H. Figoff
                                                                                   Michael H. Figoff
                                                                                   President and Chief Executive Officer